Securities and Exchange Commission


   Please withdraw the form N-1A for the Parnassus Income Trust
(file #33-36065). It should have been filed as form 485a.

   If you have any questions, please contact me at 415-778-2607.


                                                Yours truly,

                                                Marie Chen
                                                Executive Assistant